           Before the
SECURITIES AND EXCHANGE COMMISSION
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         In the Matter of

NATIONAL FUEL GAS COMPANY                                     FIFTH
NATIONAL FUEL GAS SUPPLY CORPORATION                          CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                                 PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UPSTATE ENERGY INC.

File No. 70-9525
(Public Utility Holding Company Act of 1935)
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        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), and its subsidiary, Seneca Resources Corporation (“Seneca”), in the Application-Declaration on Form U-1, as amended, (“Application-Declaration”) in SEC File No. 70-9525, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission (“Commission”) (HCAR No. 35-27114 dated December 16, 1999) with respect thereto, as amended.

I.       Name and Purpose of Foreign Energy Affiliates
         Formed Or In Which Interests Were Acquired:
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        During the quarter ended June 30, 2001 (“Quarter”), National Fuel Exploration Corp. (“Exploration”) formed an indirect wholly-owned subsidiary, NFEx Acquisition Corp. (“NFEx”). NFEx, a corporation formed under the laws of the Province of Alberta, Canada, was formed for the purpose of acquiring Player Petroleum Corporation (“Player”), an oil and natural gas exploration and production corporation. Seneca acquired a 90.5% interest (or 7,649,909 shares at C$16.25/share) of the issued and outstanding Player Common Shares on June 26, 2001. The remainder of shares will be acquired after July 1, 2001. The Player shares were acquired by NFEx.

II.      Foreign Energy Affiliate Financial Statements:
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        Because Player was acquired a few days before the end of the quarter, there is no income from Player in the quarter ended June 30, 2001. Exhibit B does reflect the Player acquisition. The following exhibits are attached to and made a part of this Certificate:

Exhibit A - Income Statement of Exploration for the quarter ended June 30, 2001 Exhibit B - Balance Sheet of Exploration as of June 30, 2001
III.     Description of Specific Activities:
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        During the Quarter, Exploration acquired a controlling interest in Player on June 26, 2001. The Player acquisition provides Exploration with a new core operating area in South Central Alberta, Canada and an expected increase in total current Canadian production from 10,000 barrels of oil equivalent per day to over 15,000 barrels of oil equivalent per day. Exploration continued to operate its oil and gas exploration and production business in Canada.

IV.      Percentage of Revenues Attributable to the Sale of Energy Commodities in Canada:
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        During the Quarter, Exploration’s Canadian oil sales represented approximately 36.14% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of oil.

        During the Quarter, Exploration’s Canadian natural gas sales represented approximately 0.97% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 13th day of August, 2001.

                                     NATIONAL FUEL GAS COMPANY

                                     By:  /s/ P. C. Ackerman
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                                              P. C. Ackerman,
                                              President

                                     SENECA RESOURCES CORPORATION

                                     By:  /s/ J. A. Beck
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                                              J. A. Beck,
                                              President